SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: August 3, 2007	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 07-021 dated August 3, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium announces intention to file a universal shelf prospectus and registration statement	07-021 Date: August 3, 2007 Contact: Investor/Media Relations: Richard Downey Senior Director, Investor Relations Phone: (403) 225-7357

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (“Agrium” or the “Company”) (TSX and NYSE: AGU) announced today that it intends to file a preliminary short form prospectus with the Canadian securities regulatory authorities in each of the provinces of Canada and a shelf registration statement with the Securities and Exchange Commission (the “SEC”) in August 2007.
The filings will provide Agrium with additional financing flexibility to reduce outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance capital expenditures and for general corporate purposes. The filings will allow Agrium to offer from time to time over a 25-month period in Canada and the United States up to US$1-billion of debt, equity and other securities. Should Agrium offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered. Agrium currently has no specific intention to offer or trade any securities under the planned universal shelf prospectus and registration statement.
Agrium also announced its intention to withdraw its existing Canadian debt shelf prospectus and U.S. shelf registration statement dated May 15, 2006 concurrent with the filing of the planned universal shelf prospectus and registration statement.
The Canadian preliminary short form prospectus and the U.S. shelf registration statement have not yet been filed with the Canadian securities regulatory authorities and the SEC, respectively. Following such filings, the securities may not be sold, nor may any offer to purchase be accepted, prior to the time a receipt is issued by the Canadian securities regulatory authorities for the final base shelf prospectus, and the shelf registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities of Agrium and shall not constitute an offer, solicitation or sale in any state, jurisdiction, province or territory in which such an offer, solicitation or sale would be unlawful.

About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, market and business conditions, changes in the Company’s anticipated financing requirements and the method of financing such requirements and changes in securities and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.